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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


For September 29, 2006

                        International Uranium Corporation
                 (Translation of registrant's name into English)

                     Suite 2101 -- 885 West Georgia Street,
                  Vancouver, British Columbia, Canada V6C 3E8
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F [X]          Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]          No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________________.

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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              International Uranium Corporation
                                              ---------------------------------
                                                         (Registrant)

Date:  September 29, 2006                        By: /s/  Ron F. Hochstein
       ------------------                            ---------------------
                                             Ron F. Hochstein, President and CEO

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                                  EXHIBIT INDEX


Exhibit Number           Description
--------------           -----------
      1                  Notice of Change in Year End

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                          NOTICE OF CHANGE IN YEAR END

              PURSUANT TO SECTION 4.8 OF NATIONAL INSTRUMENT 51-102

                        INTERNATIONAL URANIUM CORPORATION

1. Notice is hereby provided pursuant to Section 4.8(2) of National Instrument 51-102 that International Uranium Corporation (the "Issuer") has determined to change its financial year end to December 31 in each calendar year.

2. The Issuer has determined to change its financial year end to correspond with that of its peers in the mining industry.

3.   The Corporation's old financial year end was September 30;

4.   The Corporation's new financial year end will be December 31;

5. The annual audited financial statements of the transition year will include the 15 months to December 31, 2006, with comparative information for the 12 months ended September 30, 2005;

6.   The interim reporting periods of the Transition Year will be:

     PERIOD                                   COMPARATIVE PERIOD
     ------                                   ------------------

     3 months ended December 31, 2005         3 months ended December 31, 2004
     6 months ended March 31, 2006            6 months ended March 31, 2005
     9 months ended June 30, 2006             9 months ended June 30, 2005
     12 months ended September 30, 2006       12 months ended September 30, 2005

7. The filing deadlines for the interim and annual financial statements for the Transition Year will be as follows;

     PERIOD                                   FILING DEADLINE
     ------                                   ---------------

     December 31, 2005 (interim)              February 15, 2006
     March 31, 2006                           May 15, 2006
     June 30, 2006                            August 14, 2006
     September 30, 2006                       November 14, 2006
     December 31, 2006 (annual)               March 30, 2007

8. The annual audited financial statements of the new financial year will include the 12 months to December 31, 2007 with comparative information for the 15 months ended December 31, 2006;

9.   The interim reporting periods of the new financial year will be:

     PERIOD                                   COMPARATIVE PERIOD
     ------                                   ------------------

     3 months ended March 31, 2007            3 months ended March 31, 2006
     6 months ended June 30, 2007             6 months ended June 30, 2006
     9 months ended September 30, 2007        9 months ended September 30, 2006


                       DATED the 15th day of August, 2006.


                        INTERNATIONAL URANIUM CORPORATION


                 Per:           /s/ Mark A. Katsumata
                      ------------------------------------------
                      Mark A. Katsumata, Chief Financial Officer